UNITED STATES               SEC File Number
                   SECURITIES AND EXCHANGE COMMISSION               0-24627
                             WASHINGTON, D.C. 20549
                                                             Cusip Number
                                                              449373109
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
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(Check  one)  X  Form  10-KSB    Form  20-F     Form  11-K    Form  10-Q   Form N-SAR
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            For period Ended:
            [X] Transition Report on Form 10-KSB
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:______________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

IDF International, Inc.
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Full Name of Registrant

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Former Name if Applicable

330 West 42nd Street (20th Floor)
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Address of Principal Executive Office (STREET AND NUMBER)

New York, New York 10036
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X          (a)   The reasons described in reasonable detail in Part III of this
---               form could not be eliminated without unreasonable effort or expense;

 X          (b)   The subject annual report, semi-annual report, transition
---               report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q; or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c)   The accountant's statement or other exhibit required by Rule
---               12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

            The Company's preparation of its financial statements for the fiscal year ended July 31, 1998, and the audit thereof, took longer than anticipated due, in part, to the Company's recent hiring of a new Chief Financial Officer and new President of one of its two subsidiaries. Although the Company has worked diligently on preparing said financial statements and other items of the Form 10-KSB, additional time is required in order to complete said financial statements, the audit thereof, and other items.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Michael J. Nita, Esq.                      973   285-1000
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                      (Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
             X   Yes        No
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(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
            subject report or portion thereof? X  Yes     No
                                              ---     ---
            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              See Schedule A attached hereto
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                        IDF International, Inc.
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                        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on it behalf by the undersigned hereunto duly authorized.

Date  October 29, 1998    By /s/ Michael Losch
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                             MICHAEL LOSCH, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
    Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C. 1001).


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                                   SCHEDULE A

            The Company's results of operations for the fiscal year ended July 31, 1998 are expected to change significantly from the results of operations for the prior period.

            The Company's audited financial results for the fiscal year ended July 31, 1998 will be its first full audited year of fiscal reporting since the August 1997 acquisition of its TechStar subsidiary. Coincident with the acquisition, the Company changed its fiscal year end to July 31 from June 30.

            The Company expects a net loss for the fiscal year ended July 31, 1998 of approximately $1.9 million. This loss is due primarily to: (i) reduced revenues, (ii) extraordinary legal and accounting expenses associated with the Company's preparation and filing of a registration statement under the Securities and Exchange Act of 1934 and (iii) interest expense on receivables. The actual loss may be greater due to a reevaluation of the Company's intangible assets. For the twelve month period ended June 30, 1997, on an unaudited pro forma basis, the Company reported net income of approximately $1.6 million.